UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
MENTOR CORPORATION
(Name of Subject Company)
MENTOR CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
587188103 (Common Stock)
(CUSIP Number of Class of Securities)
Joseph A. Newcomb, Esq.
Vice President, General Counsel and Secretary
Mentor Corporation
201 Mentor Drive
Santa Barbara, California 93111
(805) 879-6000
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).
With a Copy to:
Scott M. Stanton, Esq.
Morrison & Foerster llp
12531 High Bluff Drive
San Diego, California 92130
(858) 720-5100

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

STANDBY STATEMENT
For Use with Media and Analyst Audiences
JOHNSON & JOHNSON ACQUIRES MENTOR CORPORATION
BACKGROUND
Johnson & Johnson (“J&J”) and Mentor Corporation (“Mentor”), a leading supplier of medical products for the global aesthetic market, have announced a definitive agreement whereby J&J will acquire Mentor. Mentor is expected to operate as a stand-alone business unit reporting through ETHICON, Inc., a J&J Company and leading provider of suture, mesh and other products for a wide range of surgical procedures.
KEY MESSAGES
•	Both parties see this as an opportunity to use their complementary strengths and experience to raise the standard for innovation and patient outcomes in aesthetic medicine. This joint commitment and investment will build a market-leading business unlike any of its competitors, with a sustained focus on uncompromising levels of service for physicians and their patients.
•	Mentor is the No. 1 breast aesthetics company worldwide and a leader in other face and body cosmetic procedures with a growing presence in facial fillers.

•	J&J’s ETHICON business is a leader in surgical markets (wound closure, general surgery, etc.) and has long served the plastic surgery community. The company also has a number of pipeline innovations specifically targeting this market.
•	Mentor will become the cornerstone of a broader J&J leadership strategy for aesthetic medicine — serving both consumers and medical professionals. This strategy will result in significant potential market growth and new opportunities for the employees of both Mentor and ETHICON.
•	The current Mentor portfolio and pipeline include breast implants, liposuction devices, neurotoxins and dermal fillers that represent ~40% of the total aesthetic procedures today.
•	J&J targets the most attractive markets in health care, and aesthetic medicine is an approx. $4.6B market today, with projections to reach $6.7B by 2012 (10% CAGR).

•	While market growth has slowed in the short term due to macroeconomic conditions, longer-term trends are favorable for these types of products – aging population, rise in obesity and increased consumer focus on health, wellness and self-esteem.
•	Growing adoption of silicone gel implants in the US and the growth of Mentor’s portfolio outside the U.S. present a great global business opportunity with the Johnson & Johnson Surgical Care organization.
•	The majority of Mentor’s 2008 sales occurred in the U.S. (~65%) and only 35% occurred outside the U.S. J&J’s OUS infrastructure presents significant growth possibilities.
•	Mentor’s promising pipeline, including a portfolio of dermal fillers and recently released data on their new neurotoxin product, presents an exciting opportunity for commercialization worldwide.
•	We expect there to be potential synergies across our portfolio, including the opportunity to work with ETHICON, ETHICON Endo-Surgery and Colbar (in our consumer business).
•	The acquisition is expected to close in the first quarter of 2009.
Notice to Investors:
The tender offer for the outstanding shares of common stock of Mentor Corporation (“Mentor”), has not yet commenced. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. At the time the tender offer is commenced, Johnson & Johnson and a wholly-owned subsidiary of Johnson & Johnson will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Mentor will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Such materials will be made available to the stockholders of each of Mentor and Johnson & Johnson at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site: www.sec.gov.